02 NOV -4 AM 8:05

Grupo Dataflux, S.A. de C.V.

Date: October 28, 2002

02055676

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

PROCESSED
NOV 21 2002
THOMSON FINANCIAL P

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 11/18

Dataflux

DATAFLUX REPORTS 3Q02 RESULTS

-- Accumulated Operating Income increased 63% to Ps$1.3 million --
-- EBITDA grew 16% to Ps$32.4 million --
-- Operating Expenses decreased 10% --

Monterrey, Mexico, October 28, 2002 -- Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education services company, today reported its third quarter 2002 results.

September 2002 - Accumulated Results

Operating Income registered Ps$13.3 million pesos as of September 2002, coming from Ps$8.2 million as of September 2001; this represents a 63% growth. EBITDA reached Ps$32.4 million coming from Ps$28.0 million as of June 2001, an increment of 16%.

Net Income Cash (net income excluding entries that does not impact cash flow) registered Ps$25.1 million.

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
ACCUMULATED INCOME STATEMENT
[illegible]

	Sep 01	Sep 02	Gwth %
Sales	484,485.0	472,809.0	-2%
Gross Income	165,752.0	155,672.0	-6%
Operating Income	8,200.0	13,340.0	63%
EBITDA	28,033.0	32,382.0	16%
Net Income	3,960.0	(1,217.0)	-131%
Net Income Cash	20,479.0	25,069.0	22%

Dataflux remains posting a strong Balance Sheet. As of September 2002 its interest bearing debt registers Ps$36.1 million and net of cash assets its only Ps$5.9 million.

"We remain with a strong financial condition, our Interest Bearing Debt to Equity is 0.06 times and our Interest Coverage bases on EBITDA is 13.8 times" commented Celestina Aguilar, Dataflux CFO.

2Q02 - Quarterly Results

Operating Income for the quarter registered Ps$5.4 million pesos in 3Q02 coming from Ps$4.3 million in 3Q01, a 24% growth.

Quarterly EBITDA reached Ps$11.2 million coming from Ps$10.7 million in 3Q01, posting a 5% increment.

GRUPO DATAFLUX S.A. DE C.V. AND ITS SUBSIDIARIES
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	3Q01	3Q02	Gwth %
Sales	147,490.0	155,094.0	5%
Gross Income	55,940.0	51,203.0	-8%
Operating Income	4,312.0	5,359.0	24%
EBITDA	10,668.0	11,239.0	5%
Net Income	(2,364.0)	(3,380.0)	43%
Net Income Cash	6,629.0	8,906.0	34%

Education- CNCI

"In this quarter, the CNCI reached 12 college locations and we keep working our way to run 33 college locations by the end of year 2003" commented Mr. Guillermo Salinas-Pliego, Dataflux COB.

"We are really pleased with the acceptance of our programs. More than 1,000 students enrolled in our winter college term. We are well on our way to reach our target of 2,600 students for 2003 " mentioned Mr. Alberto Hinojosa, Dataflux CEO.

CNCI recorded accumulated sales for the first nine months of 2002 of Ps$151.1 million pesos. Its operating expenses decreased 11% to Ps$107.5 million, leading to an accumulated operating of Ps$14.4 million. CNCI reported an EBITDA of Ps$30.4 million for the first nine months of the year.

"In this quarter our branch network reached 81 locations (12 dedicated to college education) in 33 cites (23 states) of the Mexican Republic. We have enough capacity to increase our traditional Computing and English student population and remain working to create a strong network of locations for our college and university programs" said Mr. Gilberto Caballero, CNCI's, CEO.

Distribution - Makrocomputo (Colombia)

"Despite of the current politic and economic turbulence in Colombia, Makrocomputo was able to post a solid growth" commented Juan D. Tovar, Dataflux's Distribution Division, CEO.

Accumulated sales registered Ps$321.5 million Mexican pesos. Operating income reached Ps$12.0 million compared to Ps$7.4 million for the first nine months of 2001, a 61% increment. Accumulated EBITDA recorded Ps$12.8 million with a 54% increment.

Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$94.3 million pesos for the first nine months of the year, a growth of 41% versus 2001. Its gross income grew 23% reaching Ps$69.8 million.

Operating expenses registered Ps$170.0 million, only Ps$36.9 million out of this total were cash expenses, the remainder relates to TV advertising on TV Azteca. As a result, Todito registered an EBITDA of Ps$33.0 million pesos.

Other Dataflux Consolidated Results

Accumulated Results- Sales decreased 2% from Ps$484.5 million as of September 2001 to Ps$472.8 million as of September 2002. Operative expenses decreased 10% reaching Ps$142.3 million. Dataflux's integral financing cost increased 307% from (Ps$2.0) million to (Ps$8.2) million as of September 2002, an increment mainly due to a FX loss of (Ps$9.1) million pesos. Dataflux registered a net loss of (Ps$1.2) million also mainly generated by the above mentioned foreign exchange loss.

Quarterly Results- Sales increased 5% from Ps$147.5 million in 3Q01 to Ps$155.1 million in 3Q02. Operative Expenses decreased 11% reaching Ps$45.8 million. Dataflux's quarterly integral financing cost increased 318%, from (Ps$1.5) million in 3Q01 to (Ps$6.3) million in 3Q02, an increment mainly due to a FX loss of (Ps$6.3) million in 3Q02. Dataflux registered a net loss of (Ps$3.4) million also mainly generated by the above mentioned foreign exchange loss.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

TABLE 1

GRUPO DATAFLUX S.A. DE C.V. AND ITS SUBSIDIARIES
QUARTERLY INCOME STATEMENT
[illegible]

	3Q01	3Q02	Gwth %
Sales	147,490.0	155,094.0	5%
Cost of Goods Sold	(91,550.0)	(103,891.0)	13%
Gross Income	**55,940.0**	**51,203.0**	-8%
Operating Expenses	(45,272.0)	(39,964.0)	-12%
Depreciation and Amortizations	(6,356.0)	(5,880.0)	-7%
Operating Income	**4,312.0**	**5,359.0**	24%
EBITDA	10,668.0	11,239.0	5%
Financial Expenses, net	(1,437.0)	(819.0)	-43%
FX Income, net	(460.0)	(6,282.0)	1266%
Monetary Position Gain, net	386.0	789.0	104%
	(1,511.0)	**(6,312.0)**	318%
Goodwill Amortization	(130.0)	(124.0)	-5%
Earnings After Financial Entries	**2,671.0**	**(1,077.0)**	n.a.
Other Income (expenses), net	(2,424.0)	(1,138.0)	-53%
Taxes	(178.0)	(377.0)	112%
Deferred Taxes	-	-	
Discontinued Operations	(2,433.0)	(788.0)	-68%
Net Income	**(2,364.0)**	**(3,380.0)**	43%
Net Income Cash	**6,629.0**	**8,906.0**	34%

TABLE 2

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES
ACCUMULATED INCOME STATEMENT
[illegible]

	Sep 01	Sep 02	Gwth %
Sales	484,485.0	472,809.0	*-2%*
Cost of Goods Sold	(318,733.0)	(317,137.0)	*-1%*
Gross Income	**165,752.0**	**155,672.0**	***-6%***
Operating Expenses	(137,719.0)	(123,291.0)	*-10%*
Depreciation and Amortizations	(19,833.0)	(19,041.0)	*-4%*
Operating Income	**8,200.0**	**13,340.0**	***63%***
EBITDA	**28,033.0**	**32,382.0**	***16%***
Financial Expenses, net	(2,243.0)	(2,348.0)	*5%*
FX Income, net	(1,511.0)	(9,070.0)	*500%*
Monetary Position Gain, net	1,743.0	3,243.0	*86%*
	(2,011.0)	**(8,175.0)**	***307%***
Goodwill Amortization	(394.0)	(375.0)	*-5%*
Earnings After Financial Entries	**5,795.0**	**4,790.0**	***-17%***
Other Income (expenses), net	(4,739.0)	(4,316.0)	*-9%*
Taxes	(572.0)	(649.0)	*13%*
Deferred Taxes	-	-	
Discontinued Operations	3,476.0	(1,042.0)	*n.a.*
Net Income	**3,960.0**	**(1,217.0)**	***n.a.***
Net Income Cash	**20,479.0**	**25,069.0**	***22%***

TABLE 3

GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES

Assets		Sep-01	Sep-02	Gwth %
Current Assets:				
Cash	$	25,423	30,186	19%
Accounts Receivable		42,438	51,409	21%
Inventories		35,796	33,412	-7%
Affiliated Companies		913	849	-7%
Taxes Receivable		2,019	0	
Other Accounts Receivable		15,268	20,621	35%
Current Assets	$	**121,847**	**136,477**	12%
Investment in Subsidiaries		471,103	383,684	-19%
Discontinued Operations		151,377	140,212	-7%
Fixed Assets, Net		134,242	118,845	-11%
Deferred Assets		21,516	20,574	-4%
Deferred Taxes		6,961	9,252	33%
Total Assets	$	**907,046**	**809,044**	-11%
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	2,287	8,474	271%
Accounts Payable		90,556	88,297	-2%
Other Accounts Payable		121,057	43,350	-64%
Taxes and Ints. Payable		0	4,229	
Deferred Liabilities		0	0	
Short Term Liabilities	$	**213,900**	**144,350**	-33%
Long Term Liabilities	$	**20,042**	**92,457**	361%
Deferred Liabilities		0	0	
Total Liabilities	$	**233,942**	**236,807**	1%
Equity	$	45,005	45,095	0%
Equity Inflationary Adjustment		32,243	32,248	0%
Premium on Stock's Sucription		384,299	384,487	0%
Inflationary Adjustment Deficit		(249,254)	(259,776)	4%
Retained Earnings		390,718	304,276	-22%
Reserve for Stock Repurchase Plan		23,292	22,194	-5%
Stocks Repurchased		(5,621)	(5,356)	-5%
Net Income		3,985	(1,214)	-130%
Initial Accumulated Deferred Taxes Effect		37,402	39,281	5%
		11,035	11,002	0%
Total Equity	$	**673,104**	**572,237**	-15%
Total Liabilities and Equity	$	**907,046**	**809,044**	-11%